1934 Act Registration No. 1-13522

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



03023555

FORM 6-K

JUN 2 3 2003

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
6/2/03

For the Month of June 2003

China Yuchai International Limited

(Translation of registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)

PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

* * * *

Information furnished on this form :

1. **[China Yuchai International Limited Annual Report 2002.]**

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the company's Registration Statement (Registration No. 33-5478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the press release, included herein as Exhibit 1.1, involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, and the ability of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Yuchai International Limited



Date: June 20, 2003

By: ______________________

Philip Ting Sii Tien
Chief Financial Officer

ANNUAL REPORT 2002

CHINA YUCHAI INTERNATIONAL LIMITED

"Yuchai achieved strong operating performance by selling 130,000 units of diesel engines in 2002, 76% higher than 2001."



contents

Corporate Profile

China Yuchai International Limited (NYSE-CYD) ("China Yuchai") is a Bermuda company, which owns 76.41% of the outstanding common shares of Guangxi Yuchai Machinery Company Limited ("Yuchai"), a principal operating subsidiary of China Yuchai.

China Yuchai provides certain management financial planning and other services to Yuchai and has designated two senior managers to work full-time at Yuchai's primary manufacturing facilities in Yulin City as part of Yuchai's day-to-day management team.

China Yuchai's common stock is traded on the New York Stock Exchange under the symbol "CYD".

Guangxi Yuchai Machinery Company Limited

Yuchai manufactures, assembles and sells diesel engines for light-duty, medium-duty and heavy-duty trucks and buses in China.

With sales of approximately 130,000 units in 2002, Yuchai remains one of the major diesel engine manufacturers in China.

The main manufacturing facility of Yuchai is located in Yulin City in the Guangxi Zhuang Autonomous Region. The factory in Yulin has a production capacity of approximately 140,000 medium-duty diesel engines and 60,000 light-duty and heavy-duty diesel engines.

Yuchai has a good reputation among vehicle manufacturers and customers for performance, reliability and customer service. It is one of the major suppliers of diesel engines to the Dongfeng Auto Group of Companies in China for their medium-duty commercial vehicles. It also supplies diesel engines to major bus manufacturers and independent truck-assemblers.

Yuchai has received several awards for quality, including awards from the Guangxi Zhuang Autonomous Government in 1994 and 1995 for its 6105 diesel engines.

Yuchai provides a comprehensive range of after-sales services to its customers and recognizes that reliable after-sales service is an important part of maintaining its market competitiveness. It has a nationwide network of over 450 authorized customer service centers providing repair and maintenance services, spare parts, retrofitting services and training to customers and 28 sales offices.

Medium-Duty Engines

Yuchai's principal products are its medium-duty 6105 and 6108 diesel engines, used primarily in medium-duty vehicles weighing between five to seven tons. It produced and sold about 84,000 units of 6105 and 6108 diesel engines in 2002, which is an increase of approximately 45% over 2001. This increase in unit sales was attributed mainly to the successful marketing programs and strong customer acceptance of its new models, which comply with China's new emission controls for its engines.

Heavy-Duty Engines

In 2002, Yuchai sold about 15,000 units of the 6112 diesel engine which is significantly higher than the 7,000 units achieved in 2001 and will continue to commit substantial resources in research and technology to improve engine efficiency. There is a higher level of acceptance by customers for the heavy-duty engines. There is also strong market demand for bigger heavy-duty diesel engines in China due to better roads and highways being built and Yuchai will increase marketing efforts to achieve more sales in its 6112 heavy-duty engines.

Economic Outlook

China's entry into WTO in 2001 will encourage more foreign direct investments into the country.

China's GDP growth of 8% in 2002 is both encouraging and healthy. The official target of 7% to 8% growth in 2003 is expected to be achievable despite economic uncertainties in surrounding Asian countries.

The market for diesel engines in China is expected to increase with the continued expansion of the highways and toll-roads in China, leading to increasing demand for new trucks and buses. Yuchai remains as one of the top three manufacturers of diesel engines for trucks in China.



CHINA-WIDE PRESENCE

- ✱ GUANGXI YUCHAI MACHINERY COMPANY LIMITED
- ▲ REGIONAL SALES & BRANCH OFFICES
- ○ CUSTOMER SERVICES STATIONS - INDEPENDENTLY OWNED



Wrixon Frank Gasteen
President
25 March 2003

president's statement

China Yuchai International Limited announced strong performance for the year ended December 31, 2002 with net income of Rmb412.4 million (US$49.8 million) as compared to the net income of Rmb250.4 million (US$30.3 million) for year 2001. This significant improvement in performance is due to strong market demand for Guangxi Yuchai Machinery Company Limited's (Yuchai) engines and strong customer acceptance of new models.

Net sales of Rmb3,513.0 million (US$424.5 million) for the year ended December 31, 2002 represent an increase of approximately 97% compared to year 2001 of Rmb1,783.3 million (US$215.5 million). Total unit sales of 130,283 diesel engines for the year ended December 31, 2002 was 76% higher than year 2001.

For the year ended December 31, 2002, selling, general and administrative expenses increased by approximately 75% due mainly to higher staff costs, transport charges, arising from higher unit sales. However, the selling, general and administrative expenses of 12% as a percentage of sales ratio for the year ended December 31, 2002 is lower than the 14% for year 2001. As a result, operating income increased to Rmb640.3 million (US$77.4 million) for the year ended December 31, 2002 as compared to Rmb295.1 million (US$35.6 million) for year 2001.

Interest expense declined slightly to Rmb25.1 million (US$3.0 million) for the year ended December 31, 2002 as compared to Rmb29.8 million (US$3.6 million) for year 2001 due to the repayment of bank loans during the year.

According to the Government industry statistics, in the year 2002, there was an increase in the sales of light to heavy trucks and buses in China of over 30% compared to year 2001 (source data: China Association of Automobile Manufacturers). Yuchai was able to achieve a much higher increase of 76% for its engines due to its successful marketing programs and strong customer acceptance of its new models which comply with China's new emission controls for its engines.

Yuchai has a strong brand name in China with an extensive sales and marketing network. Its products are of good quality and provide reliable performance. It has established itself as a major manufacturer of diesel engines in China with a significant market share.

We expect that the market demand for diesel engines in China will increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks and buses.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The directors and executive officers of the Company at the date of this report are identified below.

Name	Nationality	Position	Date First Elected or Appointed Director or Officer
Wrixon Frank Gasteen [1] [2]	Australia	President	2002
Gao Jia Lin [1]	Singapore	Vice President	1995
Kwek Leng Peck [1] [2] [3]	Singapore	Director	1994
Wang Jianming [1]	China	Director	2001
Paul Wolansky [1] [2] [3]	USA	Director	1997
Wong Hong Ren [1] [3]	Singapore	Director	1994
Gan Khai Choon [1]	Malaysia	Director	1995
Philip Ting Sii Tien	Malaysia	Chief Financial Officer	1994
Ira Stuart Outerbridge III	Bermuda	Secretary	2001

[1] Also a Director of Yuchai
[2] Member of the Audit Committee
[3] Member of the Compensation Committee




CHINA

financial report

independent auditors' report

To the Board of Directors and Stockholders
China Yuchai International Limited

We have audited the accompanying consolidated balance sheets of China Yuchai International Limited and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

KPMG
Certified Public Accountants

Hong Kong
March 31, 2003

consolidated statements of income

for years ended December 31, 2000, 2001 and 2002

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Year ended December 31,			
		2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Net sales	29	1,414,527	1,783,329	3,513,047	424,455
Cost of goods sold	4	960,079	1,183,403	2,371,080	286,480
Gross profit		454,448	599,926	1,141,967	137,975
Research and development cost	3 (m)	49,011	44,721	75,532	9,126
Selling, general and administrative expense	3 (m), 4, 24 (b)	298,361	243,231	426,128	51,486
Amortization of goodwill	3(n), 16	16,859	16,859	-	-
Operating income		90,217	295,115	640,307	77,363
Interest cost	5	27,886	29,784	25,144	3,038
Other income, net	6	(1,685)	(3,858)	(10,287)	(1,243)
Income before income taxes and minority interests		64,016	269,189	625,450	75,568
Income tax expense/(credit)	7	10,682	(63,584)	83,242	10,057
Income before minority interests		53,334	332,773	542,208	65,511
Minority interests in income of consolidated subsidiaries		16,256	82,386	129,775	15,680
Net income		37,078	250,387	412,433	49,831
Net income attributable to common shares Basic and diluted	3 (l)	1.05	7.09	11.67	1.41
Weighted average number of shares	3 (l)	35,340,000	35,340,000	35,340,000	35,340,000

See accompanying notes to consolidated financial statements

consolidated balance sheets

as of December 31, 2001 and 2002

(Rmb and US$ amounts expressed in thousands, except per share data)	Note	December 31,		
		2001	2002	2002
ASSETS		Rmb	Rmb	US$
Current Assets				
Cash and cash equivalents		409,193	643,200	77,713
Trade accounts receivable, net	8	773,789	1,003,135	121,201
Amounts due from related companies	9, 24 (c)	20,915	16,367	1,978
Inventories, net	10	544,669	843,229	101,881
Prepaid expenses		181,825	102,248	12,354
Other receivables	11	27,349	18,718	2,262
Total Current Assets		1,957,740	2,626,897	317,389
Property, plant and equipment, net	12	815,880	772,968	93,391
Construction in progress	13	53,975	121,867	14,724
Lease prepayments, net	14	85,660	85,576	10,340
Investments	15	5,705	5,705	689
Amount due from a related company	9, 24 (c)	12,673	9,990	1,207
Goodwill		212,636	212,636	25,691
Deferred income taxes	7	118,599	149,820	18,102
Total Assets		3,262,868	3,985,459	481,533
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Short-term bank loans	17 (a)	225,000	135,000	16,311
Current instalments of long-term bank loans	17 (b)	40,000	130,000	15,707
Amount due to the holding company	24 (e)	9,774	2,100	254
Amounts due to related companies	9, 24 (c)	11,714	25,409	3,070
Trade accounts payable		349,313	628,901	75,985
Income taxes payable		5,150	58,410	7,057
Accrued expense and other liabilities	18	216,327	306,245	37,001
Total Current Liabilities		857,278	1,286,065	155,385
Long-term bank loans, excluding current instalments	17 (b)	180,000	50,000	6,041
Total Liabilities carried forward		1,037,278	1,336,065	161,426
Minority Interests		420,545	487,491	58,900
Stockholders' Equity				
Common stock		30,349	30,349	3,667
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2001 and 2002				
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2001 2001 and 2002				
Contributed surplus		1,486,934	1,486,934	179,655
Statutory reserves	20	118,684	170,806	20,636
Retained earnings		169,078	473,814	57,249
Total Stockholder's Equity		1,805,045	2,161,903	261,207
Commitments and contingencies	21, 22			
Total Liabilities and Stockholders' Equity		3,262,868	3,985,459	481,533

See accompanying notes to consolidated financial statements

consolidated statements of cash flows

for years ended December 31, 2000, 2001 and 2002

(Rmb and US$ amounts expressed in thousands)	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Cash provided by operating activities				
Net income	37,078	250,387	412,433	49,831
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of property, plant and equipment	123,341	111,292	117,968	14,252
Amortization of lease prepayments	2,640	2,388	904	109
Impairment of property, plant and equipment	-	-	23,120	2,793
Loss on disposal of property, plant and equipment	1,194	249	7,276	879
Deferred income taxes	(1,873)	(94,404)	(31,221)	(3,772)
Amortization of goodwill	16,859	16,859	-	-
Minority interests	16,256	82,386	129,775	15,680
Decrease/(increase) in assets				
Inventories	(76,703)	(175,774)	(298,560)	(36,073)
Amounts due from/(to) related companies	(2,576)	40,965	20,926	2,528
Trade accounts receivable, net	(53,310)	(245,225)	(229,346)	(27,710)
Prepaid expenses	(16,102)	(106,485)	79,577	9,615
Other receivables	(5,162)	2,826	8,631	1,043
Increase/(decrease) in liabilities				
Trade accounts payable	84,255	136,785	279,588	33,781
Income taxes payable	(1,650)	5,743	53,260	6,435
Accrued expenses and other liabilities	43,944	30,474	92,843	11,217
Amount due to holding company	2,544	807	(7,674)	(927)
Net cash provided by operating activities	170,735	59,273	659,500	79,681
Cash flow from investing activities				
Purchase of property, plant and equipment, lease prepayments and construction in progress	(14,958)	(43,043)	(174,850)	(21,125)
Proceeds from disposal of property, plant and equipment	83	298	686	83
Proceeds from redemption of government bonds	800	63	-	-
Net cash used in investing activities	(14,075)	(42,682)	(174,164)	(21,042)
Cash flow from financing activities				
Proceeds from short-term bank loans	265,000	215,000	135,000	16,311
Proceeds from long-term bank loans	170,000	80,000	-	-
Repayment of short-term bank loans	(140,000)	(225,000)	(225,000)	(27,185)
Repayment of long-term bank loans	(294,800)	(70,000)	(40,000)	(4,833)
Capital contribution from minority shareholders	229	164	-	-
Dividend paid by subsidiaries to minority shareholders	(22,316)	(22,316)	(62,829)	(7,591)
Dividend paid to shareholders	(2,925)	(2,925)	(58,500)	(7,068)
Net cash used in financing activities	(24,812)	(25,077)	(251,329)	(30,366)
Net increase/(decrease) in cash and cash equivalents	131,848	(8,486)	234,007	28,274
Cash and cash equivalents at beginning of year	285,831	417,679	409,193	49,439
Cash and cash equivalents at end of year	417,679	409,193	643,200	77,713
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
Interest, net of amount capitalized	27,886	29,784	25,144	3,038
Income taxes	14,205	25,077	61,203	7,394

See accompanying notes to consolidated financial statements

consolidated statements of changes in stockholders' equity

for years ended December 31, 2000, 2001 and 2002

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Common stock Rmb	Contributed surplus Rmb	Statutory reserves Rmb	(Accumulated deficits)/Retained earnings Rmb	Total stockholders' equity Rmb
Balance at January 1, 2000		30,349	1,486,934	108,095	(99,023)	1,526,355
Net income		-	-	-	37,078	37,078
Transfer to statutory reserves	20	-	-	9,691	(9,691)	-
Dividend declared (US$0.01 per share)		-	-	-	(2,925)	(2,925)
Balance at December 31, 2000		30,349	1,486,934	117,786	(74,561)	1,560,508
Net income		-	-	-	250,387	250,387
Transfer to statutory reserves	20	-	-	898	(898)	-
Dividend declared (US$0.02 per share)		-	-	-	(5,850)	(5,850)
Balance at December 31, 2001		30,349	1,486,934	118,684	169,078	1,805,045
Net income		-	-	-	412,433	412,433
Transfer to statutory reserves	20	-	-	52,122	(52,122)	-
Dividend declared (US$0.19 per share)		-	-	-	(55,575)	(55,575)
Balance at December 31, 2002		30,349	1,486,934	170,806	473,814	2,161,903

See accompanying notes to consolidated financial statements

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1. Background and Principal Activities

China Yuchai International Limited ("China Yuchai" or the "Company") was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited ("Yuchai"), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People's Republic of China (the "PRC"). The principal markets for Yuchai's diesel engines are medium-duty and heavy-duty truck and bus manufacturers in the PRC.

The Company owns, through six of its wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai, which it acquired through a series of share transfer, purchase and subscription transactions entered into between 1993 and 1994. In connection with these transactions, the Company recorded a goodwill of Rmb 337,164. Guangxi Yuchai Machinery Holdings Company Limited (the "State Holding Company"), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

In December 1994, the Company issued a special share (the "Special Share") at par value of US$0.10 to Diesel Machinery (BVI) Limited ("DML"), a holding company of the Company, then controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited ("HLC"). The Special Share entitles its holder to designate the majority of the Company's Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. ("HLA"), the holding company of HLC, or any of its affiliates. Since virtually all decisions can be made by a majority of the Board of Directors of the Company, following the initial public offering of the Company, HLA is deemed to have control of the Company and Yuchai. HLA is the only party that can initiate any action to lose control of China Yuchai and its subsidiaries.

During the financial year, following the decision of DML shareholders to dissolve DML, DML redeemed all the redeemable stock issued by it to its shareholders and as consideration for the redemption, DML transferred all its shares of the Company to its shareholders, which included HLC and its wholly-owned subsidiary, HL Technology Systems Pte Ltd ("HLT"), currently one of the Company's substantial shareholders.

Following the above redemption exercise, DML was eventually wound up in early 2003. The Special Share was transferred from DML to HLT, an affiliate of HLA.

The State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share, pursuant to its entitlement to pre-emptive rights to subscribe pro rata in accordance with its ownership percentage for any new Yuchai shares at a price and on terms equivalent to those offered to other shareholders of Yuchai. Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by the State Holding Company by March 31, 2002 and has lapsed

Yuchai established two companies, namely Yuchai Machinery Monopoly Company Limited ("YMMC") and Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited ("GYSPM") in 2000. These companies are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. Yuchai holds an equity interest of 71.83% and 97.14% respectively in these companies while the State Holding Company holds the remaining equity interest therein. As at December 31, 2002, YMMC had direct interests in nineteen (2001: sixteen) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines, all of which are established in the PRC.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1. Background and Principal Activities (continued)

The particulars of the Company's subsidiaries are set out below:

Name of company	Registered capital Rmb	Attributable equity interests		Principal activities
		Direct	Indirect	
Guangxi Yuchai Machinery Company Limited	472,989	76.41%	-	Manufacturing, assembling and selling diesel engines in the PRC
Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited	90,170	-	74.22%	Manufacturing and selling spare parts of diesel engines in the PRC
Yuchai Machinery Monopoly Company Limited	30,000	-	54.89%	Trading of spare parts of diesel engines in the PRC
Hangzhou Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Nanchang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Xiamen Yuchai Machinery Monopoly Company Limited	520	-	54.89%	Trading of spare parts of diesel engines in the PRC
Wulumuqi Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Guiyang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Guangzhou Yuchai Machinery Monopoly Company Limited	550	-	27.99%	Trading of spare parts of diesel engines in the PRC
Chengdu Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Nanjing Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1. Background and Principal Activities (continued)

Name of company	Registered capital Rmb	Attributable equity interests		Principal activities
		Direct	Indirect	
Xian Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Hefei Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Shijiazhuang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Changsha Yuchai Machinery Monopoly Company Limited	550	-	54.89%	Trading of spare parts of diesel engines in the PRC
Jinan Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Chongqing Yuchai Machinery Monopoly Company Limited	550	-	43.91%	Trading of spare parts of diesel engines in the PRC
Wuhan Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Zhengzhou Yuchai Machinery Monopoly Company Limited	520	-	54.89%	Trading of spare parts of diesel engines in the PRC
Kunming Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Shenyang Yuchai Machinery Monopoly Company Limited	530	-	54.89%	Trading of spare parts of diesel engines in the PRC
Lanzhou Yuchai Machinery Monopoly Company Limited	530	-	54.89%	Trading of spare parts of diesel engines in the PRC

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2. Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock companies as promulgated by the Ministry of Finance of the PRC ("PRC GAAP").

The significant adjustments made to conform to U.S. GAAP include the following:

(i) Recognition of capitalized interest under U.S. GAAP methodology;
(ii) Elimination of a reversal of impairment losses on plant and equipment and construction in progress, which were made in the financial year ended December 31, 1997;
(iii) Recognition of fair value adjustment for receivables; and
(iv) Deferred tax effect on the items (i), (ii) and (iii) above.

3. Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (see Note 1). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company's cash is restricted as to withdrawal. See Note 25 for discussion of restrictions on the Rmb.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by ageing of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labour and an attributable portion of production overheads.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

(f) Construction in Progress

Construction in progress represents factories and office buildings under construction and plant and machinery pending installation. All direct costs relating to the acquisition or construction of buildings and plant and machinery, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(g) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights which are 40 to 50 years. At December 31, 2002, lease prepayments have been presented in a separate balance sheet caption. Accordingly, the comparative amount at 31 December 2001 which was previously included in property, plant and equipment was reclassified to conform with the current year's presentation.

(h) Investments

Investments in unlisted equity securities are stated at cost less provision for impairment loss, if any. In the opinion of management, there is no impairment in the value of an investment.

It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appearse xcessive considering the materiality of the equity investment to Yuchai. Yuchai does not expect to have a material effect on the Company's financial statements if the carrying value of the equity investment is different from its fair value.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(i) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at rates quoted by the People's Bank of China ruling at the balance sheet date. The resulting exchange differences are recorded in the statements of income.

The Company's functional and reporting currency is Renminbi and its sole operating asset and source of cash flows is its investment in Yuchai and its subsidiaries. For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2766, the rate quoted by the People's Bank of China at the close of business on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002 or at any other date.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income for the period that includes the enactment date.

(k) Net Sales

The Company recognizes sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Net sales represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. Yuchai and its subsidiaries are subject to VAT which is levied on the majority of Yuchai and its subsidiaries' products at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by Yuchai and its subsidiaries on its purchases is recoverable out of VAT collected from its customers on its sales.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(l) Basic and Diluted Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in issuance of common stock that then shared in earnings.

The EPS reconciliation of the Company is as follows:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Net income applicable to common shares	37,078	250,387	412,433	49,831
Basic earnings per share				
Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000
Basic earnings per share of common stock	1.05	7.09	11.67	1.41
Diluted earnings per share				
Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000
Increase in shares which would result from exercise of stock options	-	-	-	-
Weighted average common shares, assuming conversion of the above securities	35,340,000	35,340,000	35,340,000	35,340,000
Diluted earnings per share of common stock	1.05	7.09	11.67	1.41

The State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share (see Note 1). Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by the State Holding Company and has lapsed. Such subscription right was not included in the computation of diluted EPS because the effect was anti-dilutive.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(m) Advertising, Research and Development Costs

Advertising, research and development costs are expensed as incurred. Advertising costs amounted to Rmb 22,353, Rmb 17,846 and Rmb 31,935 (US$3,858), respectively, for the years ended December 31, 2000, 2001 and 2002. Research and development costs amounted to Rmb 49,011, Rmb 44,721 and Rmb 75,532 (US$9,126), respectively, for the years ended December 31, 2000, 2001 and 2002.

(n) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS"), Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill acquired in a purchase business combination and intangibles determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its single reporting unit, which is Yuchai and determined the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill, to this reporting unit as of January 1, 2002. The Company determined the fair value of the reporting unit and compared it to the carrying amount of the reporting unit. Under the circumstance that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company was required to perform a second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for each individual reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combination. The residual fair value after this allocation was the implied fair value of the reporting unit's goodwill. The implied fair value of this reporting unit's goodwill, exceeded its carrying amount hence the Company was not required to recognize an impairment loss.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 20 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(o) Product Warranty

The Company provides for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a period of 12 months to 18 months or 120,000 kilometres to 180,000 kilometres, whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per units of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

(p) Segmental Reporting

SAFS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's principal operations comprise the manufacture and distribution of light-duty, medium-duty and heavy-duty diesel engines. The Company combines these operations into a single operating segment as they are expected to exhibit similar future economic characteristics. In view of the fact that the operations of Company and its subsidiaries are almost entirely within the PRC, no geographical segment information is presented.

(q) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, construction in progress and lease prepayments; fair value adjustment of receivable from a related party; valuation allowances for receivables and inventories; and allowance for sales discounts and warranty costs. Actual results could differ from those estimates.

(r) Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not materially affect the Company's financial statements.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(r) Impairment of Long-Lived Assets (continued)

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill not subject to amortization is tested annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(s) Commitments and Contingencies

Liabilities for loss contingencies, including arising from claims, assessments, litigation, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(t) Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148. No stock options have been granted since the inception of the Company's stock option plan. See also Note 24(g) for further discussion on Stock Option Plan.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(u) Comprehensive income

Management is not aware of any other comprehensive income for the year ended December 31, 2000, 2001 and 2002.

(v) Recently Issued Accounting Standards

SFAS No. 143

In June 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived-assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company is also required to record a corresponding asset, if any, that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

SFAS No. 146

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3. Summary of Significant Accounting Policies and Practices (continued)

(v) Recently Issued Accounting Standards (continued)

Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

SFAS No. 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The board of directors of the Company has not granted any stock options to the employees, therefore, the adoption of SFAS No. 148 is not expected to have a material effect on the Company's financial statements.

Interpretation No. 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4. Depreciation, Sales Commissions, Shipping and Handling Expenses

Depreciation of property, plant and equipment and amortization of lease prepayments is included in the following captions:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Cost of goods sold	101,341	91,612	93,237	11,265
Selling, general and administrative expense	24,640	22,068	25,635	3,097
	125,981	113,680	118,872	14,362

Sales commissions to sales agents incurred by the Company are included in the following caption:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Selling, general and administrative expense	18,090	12,583	17,721	2,141

Sales related shipping and handling expenses incurred by the Company and not separately billed to customers are included in the following caption:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Selling, general and administrative expense	21,113	30,383	49,696	6,004

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5. Interest Cost

The company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2000, 2001 and 2002:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Interest cost capitalized	2,711	2,214	4,598	556
Interest cost charged to income	27,886	29,784	25,144	3,038
Total interest cost incurred	30,597	31,998	29,742	3,594

6. Other Income, net

Other income, net consist of:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Interest income	(6,261)	(9,558)	(4,664)	(564)
Foreign exchange loss, net	74	-	639	77
Other	4,502	5,700	(6,262)	(756)
	(1,685)	(3,858)	(10,287)	(1,243)

7. Income Taxes Expense/(Credit)

Bermuda Tax

The Company was incorporated under the laws of Bermuda and, under current Bermuda laws, is not subject to tax on income or on capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7. Income Taxes Expense/(Credit) (Continued)

PRC Income Tax

As Yuchai is a Sino-foreign enterprise, its PRC income tax rate is 15% under the relevant PRC income tax laws.

An extension of the reduction in the PRC income tax rate to 10% for the three years ended December 31, 2001 was granted to Yuchai pursuant to the relevant PRC income tax laws (the "tax holiday"). The 10% rate was based on the interpretations of the PRC income tax law that subjects entities such as Yuchai to a minimum tax rate of 10% following an extension of the initial tax holiday.

As a result of the above tax holiday, Yuchai was subject to PRC income taxes at a rate of 10% in 2000 and 2001, and 15% in 2002.

If Yuchai was not in a tax holiday period, income tax expense for the years ended December 31, 2000 and 2001 would have increased by Rmb 4,747 and Rmb 42,489 respectively. Net income for the years ended December 31, 2000 and 2001 would have reduced by Rmb 3,627 or Rmb 0.10 per share and Rmb 32,464 or Rmb 0.92 per share respectively.

The PRC income tax rates of Yuchai's subsidiaries under the relevant PRC income tax laws are as follows:

Year ended December 31,	PRC income tax rate
2000	33%
2001	33%
2002	15% - 33%

Income tax expense/(credit) in the consolidated statements of income consists of:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Current tax expense	12,555	30,820	114,463	13,829
Deferred tax benefit	(1,873)	(94,404)	(31,221)	(3,772)
	10,682	(63,584)	83,242	10,057

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7. Income Taxes Expense/(Credit) (Continued)

The net tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2002 for the following reasons:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Computed "expected" tax expense	9,602	40,378	93,818	11,335
Adjustments resulting from:				
Non-deductible staff expenses	3,923	1,000	401	48
Non-deductible business entertainment	1,375	773	442	53
Non-deductible goodwill amortization	2,529	2,529	-	-
Other non-deductible expenses	-	325	88	11
Deductible expenses previously recognized as non-deductible items	-	-	(13,358)	(1,614)
Rate differential of subsidiaries tax assets	-	-	1,851	224
Change in valuation allowance for deferred tax assets	(2,000)	(66,100)	-	-
Tax holiday	(4,747)	(42,489)	-	-
Net tax expense	10,682	(63,584)	83,242	10,057

Certain expenses totalling Rmb 13,358 have been previously included by the relevant tax authorities as non-deductible in the period in which they were recorded. During the year ended December 31, 2002, deductibility of such expenses was agreed by the tax authorities.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7. Income Taxes Expense/(Credit) (Continued)

The significant components of deferred income tax benefit attributable to income for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Deferred tax expense/ (benefit)	127	(28,304)	(31,221)	(3,772)
Decrease in beginning of the year balance of the valuation allowance for deferred tax assets	(2,000)	(66,100)	-	-
	(1,873)	(94,404)	(31,221)	(3,772)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 and 2002 are presented below:

	Year ended December 31,		
	2001 Rmb	**2002 Rmb**	**2002 US$**
Allowance for doubtful accounts	23,996	24,378	2,946
Fair value adjustment for amount due from a related party	3,000	1,019	123
Property, plant and equipment	78,635	78,051	9,430
Accrued liabilities	5,862	35,914	4,339
Allowance for inventories	7,106	10,458	1,264
Total gross deferred tax assets	118,599	149,820	18,102
Less: valuation allowance	-	-	-
Net deferred tax assets	118,599	149,820	18,102

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7. Income Taxes Expense/(Credit) (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Rmb 998,800. Taxable income for the years ended December 31, 2000, 2001 and 2002 amounted to Rmb 113,144, Rmb 235,096 and Rmb 692,542, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2002.

8. Trade Accounts Receivable, Net

Trade accounts receivable, net comprise:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
Trade accounts receivable	568,428	450,127	54,385
Less: allowance for doubtful accounts	164,924	158,075	19,099
	403,504	292,052	35,286
Bills receivable	370,285	711,083	85,915
	773,789	1,003,135	121,201

An analysis of the allowance for doubtful accounts for 2000, 2001 and 2002 is as follows:

	December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Balance at beginning of year	172,225	201,533	164,924	19,927
Allowance charged to income statement	29,308	-	-	-
(Written back) to income statement	-	(36,609)	(6,849)	(828)
Balance at end of year	201,533	164,924	158,075	19,099

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8. Trade Accounts Receivable, Net (Continued)

At December 31, 2001 and 2002, gross trade accounts receivable due from major customers, Dongfeng Automobile Company and its affiliates ("the Dongfeng companies"), were Rmb 290,148 and Rmb 140,781, respectively. In establishing the allowance for doubtful accounts, the Company considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. See also Note 29 for further discussion of business concentration risk.

9. Amounts Due From/To Related Companies

Amounts due from related companies comprise:	**December 31,**		
	2001 Rmb	**2002 Rmb**	**2002 US$**
Due within one year	20,915	16,367	1,978
Due over one year	12,673	9,990	1,207
	33,588	26,357	3,185
Amounts due to related companies comprise:			
Due within one year	11,714	25,409	3,070

Related companies include the State Holding Company and its subsidiaries and associated companies. The amounts due from/to related companies are unsecured and interest free. All the balances are repayable on demand, except for an amount due from Guangxi Yuchai Machinery & Electrical Company ("GYMEC"), a wholly-owned subsidiary of the State Holding Company. The directors consider that the amount due from GYMEC will not be settled within one year and hence the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC. See Note 24.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10. Inventories, net

Inventories comprise:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
Raw materials	350,534	426,950	51,585
Work in progress	52,234	112,459	13,588
Finished goods	141,901	303,820	36,708
	544,669	843,229	101,881

11. Other Receivables

Other receivables comprise:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
VAT recoverable	-	8,927	1,079
Amounts due from suppliers, net	4,900	-	-
Staff loans	7,457	6,877	831
Deposits	10,000	-	-
Other	4,992	2,914	352
	27,349	18,718	2,262

Amounts due from suppliers were stated after allowance for doubtful balances, totalling Rmb 4,119 and Rmb 6,036, respectively, at December 31, 2001 and 2002. An analysis of the allowance for doubtful balances due from suppliers is as follows:

	December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Balance at beginning of year	8,344	4,119	4,119	498
Allowance charged to income statement	-	-	1,917	232
Allowance written off	(4,225)	-	-	-
Balance at end of year	4,119	4,119	6,036	730

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11. Other Receivables (Continued)

Amounts due from suppliers at December 31, 2001 included a balance of Rmb 2,500, which carried interest at the prevailing bank interest rate, approximately 5.94% per annum in 2001. The balance was settled in 2002.

12. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise:

	December 31,		
	2001 Rmb	**2002 Rmb**	**2002 US$**
Buildings	359,038	490,685	59,286
Machinery and equipment	1,242,229	1,195,889	144,489
	1,601,267	1,686,574	203,775
Less accumulated depreciation and impairment loss	785,387	913,606	110,384
Net property, plant and equipment	815,880	772,968	93,391

Management has conducted a review on the conditions of the property, plant and equipment and identified that certain property, plant and equipment mainly related to the 6105 production line were no longer used in production due to the introduction of replacement property, plant and equipment. This change required an impairment analysis to be performed in accordance to SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets were therefore reduced to fair value. This resulted in an impairment loss of Rmb 23,120, which has been included in "Selling, General and Administration expense" in 2002. Management estimated fair value using internal appraisals and value of similar assets in the market.

All of Yuchai and its subsidiaries' buildings are located in the PRC.

As of December 31, 2002, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 98,901 (2001: Rmb 291,386) were pledged as security under certain bank loan arrangements (see Note 17).

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12. Property, Plant and Equipment, Net (Continued)

Loss on disposal of property, plant and equipment for the years ended December 31, 2000, 2001 and 2002 is included in "Selling, general and administrative expense" as follows:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Loss on disposal of property, plant and equipment	1,194	249	7,276	879

The Company has several non-cancelable operating leases, primarily for offices and warehouses that expire over the next five years. These leases generally contain renewal options for periods ranging from one year to three years. Rental expense for operating leases is included in "Selling, general and administrative expense" as follows:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Rental expense	6,859	6,965	4,241	512

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2002 are:

Year ending December 31,	Operating lease payments	
	Rmb	US$
2003	1,835	222
2004	686	83
2005	331	40
2006	146	18
	2,998	363

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13. Construction In Progress

Construction in progress comprises capital expenditures relating to the construction of facilities and assembly lines for the following projects:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
Diesel engine projects - 6105QF/6108QC projects	41,474	19,860	2,400
Factories auxiliary facilities	10,718	21,250	2,567
Diesel engine projects - 6113/4113 projects	-	18,789	2,270
Office building	-	50,108	6,054
Others	1,783	11,860	1,433
	53,975	121,867	14,724

14. Lease prepayments, Net

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
Lease prepayments	98,355	99,175	11,982
Less: accumulated amortization	12,695	13,599	1,642
Net lease prepayments	85,660	85,576	10,340

The land on which the Company's buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 40 to 50 years in respect of such land.

As of December 31, 2002, land use rights of Yuchai with a carrying amount of Rmb 17,430 (2001: nil) were pledged as security under certain short-term bank loan arrangements (see Note 17(a)).

15. Investments

Non-current investments represent an equity interest in Yuchai/ASIMCO Components Company Limited ("YACC") which was established as a joint venture in the Cayman Islands on June 30, 1994. Yuchai's effective interest in the common stock of YACC was 4.73%.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15. Investments (Continued)

The fair value of the unlisted equity investments cannot be measured reliably because they are not traded in an open market and there were no transactions for the investments during the year. The unlisted equity investments are stated at cost as management considers no indication of impairment in view of the profitability of the YACC.

16. Goodwill

Amortization expense related to goodwill was Rmb16,859 for the years ended December 31, 2000 and 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in each year presented:

	December 31,	
	2000 Rmb	2001 Rmb
Reported net income	37,078	250,387
Add back goodwill amortization	16,859	16,859
Adjusted net income	53,937	267,246
Basic earnings per share:		
Reported basic and diluted earnings per share	1.05	7.09
Goodwill amortization	0.48	0.48
Adjusted basic and diluted earnings per share	1.53	7.57
Average number of shares outstanding: Basic and diluted	35,340,000	35,340,000

There is no change in the carrying amount of goodwill for the year ended December 31, 2002.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

17. Debt

(a) Short-term Bank Loans

Short-term bank loans were denominated in Renminbi as follows:

	December 31,		
	2001 Rmb	**2002 Rmb**	**2002 US$**
Rmb denominated loans	225,000	135,000	16,311

The weighted average interest rate of short-term bank loans at December 31, 2001 and 2002 was 5.85% and 5.12% per annum, respectively.

As of December 31, 2002, short-term bank loans of Rmb 10,000 (2001: nil) were secured by the pledge of land use rights (see Note 14).

(b) Long-term Bank Loans

Yuchai's long-term bank loans comprise:

	Interest rate at December 31, 2002 (per annum)	December 31,		
		2001 Rmb	**2002 Rmb**	**2002 US$**
Rmb denominated loans:				
Due in 2002	5.94%	40,000	-	-
Due in 2003	5.94%	180,000	130,000	15,707
Due in 2004	5.94%	-	50,000	6,041
Total long-term bank loans outstanding		220,000	180,000	21,748
Less amounts due within 1 year included under current liabilities		40,000	130,000	15,707
Amounts due after 1 year		180,000	50,000	6,041

As of December 31, 2002, long-term bank loans totalling Rmb 130,000 (2001: Rmb 215,000) were secured by the pledge of certain of Yuchai's plant and equipment (see Note 12). As of December 31, 2001, bank loans totalling Rmb 50,000 were guaranteed by a corporate guarantee given by the State Holding Company. The guarantee was released in 2002 (see Note 24).

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18. Accrued Expense and Other Liabilities

Accrued expense and other liabilities comprise:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
VAT payable	2,509	-	-
Deposits from customers	24,056	56,033	6,770
Staff welfare fund (Note a)	15,041	15,041	1,817
Allowance for product warranty (Note 19)	29,699	66,864	8,079
Wages payable	16,338	55,950	6,760
Management bonus payable (Note 24(f))	13,426	41,071	4,962
Payable for construction in progress	9,939	13,678	1,653
Accrued research and development expense	8,948	11,963	1,445
Accrued advertising expense	4,221	4,478	541
Accrued interest and other expense	92,150	41,167	4,974
	216,327	306,245	37,001

Note:

(a) Staff welfare fund represents amount allocated at the discretion of Yuchai. The fund can be applied in the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories, staff welfare facilities. Assets acquired using this fund should not be taken as assets of Yuchai. The fund is non-distributable to the owners of Yuchai.

19. Allowance for product warranty

An analysis of the provision for product warranty for 2000, 2001 and 2002 is as follows:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Balance at beginning of year	15,249	17,896	29,699	3,588
Allowance charged to income statement	27,882	58,582	127,058	15,351
Less allowance utilised	25,235	46,779	89,893	10,861
Balance at end of year	17,896	29,699	66,864	8,078

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20. Statutory Reserves

Yuchai and its subsidiaries follow PRC GAAP in the preparation of their accounting records and PRC GAAP statutory financial statements. PRC GAAP requires Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends (see Note 26).

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 2000, 2001 and 2002. For the purpose of calculating the transfers to reserves, net income is determined based on distributable profit reported in the PRC GAAP financial statements.

The Company's attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2002 is as follows:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Statutory general reserve (note a)				
Balance at January 1	74,894	81,355	81,953	9,902
Transfer from statement of income	6,461	598	34,749	4,198
Balance at December 31	81,355	81,953	116,702	14,100
Statutory public welfare fund (note b)				
Balance at January 1	7,495	10,725	11,025	1,332
Transfer from statement of income	3,230	300	17,373	2,098
Balance at December 31	10,725	11,025	28,398	3,430
General surplus reserve (note c)				
Balance at January 1 and December 31	25,706	25,706	25,706	3,106
Total	117,786	118,684	170,806	20,636

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20. Statutory Reserves (Continued)

Notes:

(a) In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(b) Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries' employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to shareholders.

(c) Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2001 and 2002, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 26,143 and Rmb 23,347 respectively.

21. Contingencies

(a) The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations provide for the liability of manufacturers and sellers for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. However, the laws have seldom been utilized. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b) In accordance with the relevant environment protection laws in the PRC, diesel engines have to compile at least emission standards approximately equivalent to EURO I standard. Management reviewed the potential effects following the adoption of the policy above and considers that it will not have any material adverse impact to Yuchai and its subsidiaries.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21. Contingencies (Continued)

(c) In 2002, the Company's sole operating subsidiary, Yuchai, is involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Naning Hengji Company, an unrelated third party. In these proceedings, the Yulin Road Bureau has sought payment of Rmb 7,259 from Yuchai and Naning Hengji Company, as the construction cost of a road built by Yulin Road Bureau near Yuchai's factory. At trial, a Yulin court ordered Yuchai and Naning Hengji Company to pay Rmb 4,595 to the Yulin Road Bureau. Yuchai has appealed this decision to a Guangxi court, and is awaiting the outcome of this appeal. The Company has made a provision of Rmb 4,595 which has been included in "Selling, General and Administration expense" and "Accrued Expense and Other Liabilities" in 2002.

(d) The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

22. Commitments

As of December 31, 2002, Yuchai had the following commitments:

	December 31,		
	2001 Rmb	2002 Rmb	2002 US$
Authorized and contracted for:			
Capital expenditure for improvement to existing production facilities	232,567	72,113	8,713

23. Retirement and Other Postretirement Benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff is entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2000, 2001 and 2002, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries' retirees. Expenses incurred in connection with the plan were Rmb 17,628, Rmb 31,906 and Rmb 22,012, respectively, for the years ended December 31, 2000, 2001 and 2002. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24. Related Party Transactions

The Company has undertaken significant business transactions with related companies during the three years ended December 31, 2002. The following is a summary of these transactions:

	Year ended December 31,			
	2000 Rmb	2001 Rmb	2002 Rmb	2002 US$
Sales of trucks from customers to GYMEC (a)	18,466	18,062	-	-
Purchases of trucks from GYMEC to suppliers (a)	-	32,289	2,657	321
General and administrative expenses				
- charged by the State Holding Company (b)	25,997	25,029	24,186	2,922
- charged by HLA (b)	4,150	4,139	4,200	507

(a) Sales and purchases of diesel trucks

During 2000 and 2001, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales.

GYMEC either sold the diesel trucks to external parties, in which case GYMEC earned the difference between the selling price and the cost of the diesel truck, or offset the amounts due from GYMEC against Yuchai's trade accounts payable. The directors consider that the amount due from GYMEC for the sales of diesel trucks, of Rmb 16,784, outstanding at December 31, 2002 (2001: Rmb 32,673) will not be repayable within one year and the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC.

(b) General and Administrative Expenses

The State Holding Company charges Yuchai for certain general and administrative expenses. Such expenses are charged to Yuchai by the State Holding Company on an actually incurred basis.The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand alone basis because Yuchai could provide these services for itself at approximately the same cost. HLA provides certain management, financial planning and control and other services to Yuchai. Such charges represent HLA's estimated direct costs of providing these services.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24. Related Party Transactions (Continued)

(c) Amounts Due From/To Related Companies

Amounts due from related companies comprise mainly (i) prepaid general and administrative expenses to the State Holding Company and (ii) receivables for trading of diesel trucks with GYMEC.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(d) Guarantee

In 2001, certain of Yuchai's bank loans were secured by a corporate guarantee issued by the State Holding Company. The guarantee were released in 2002 (see Note 17).

(e) Amount due to the holding company

The balance is unsecured, interest free and repayable within one year.

(f) Management Incentive Plans

Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming, the Chairman of the Board of Directors of Yuchai and a Company director, if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai's Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 2000, 2001 and 2002 amounted to Rmb 1,400, Rmb 8,500 and Rmb 13,506 (US$1,632) respectively.

Mr. Wang Jianming is also the legal person representative of the State Holding Company and is in charge of and responsible for the operations of the State Holding Company. Mr. Wang Jianming does not have any ownership interest in and does not receive any compensation from the State Holding Company.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24. Related Party Transactions (Continued)

(g) Stock Option Plan

The Company adopted a Stock Option Plan (the "Plan") in December 1994 to award stock options to key employees and outside directors. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors consisting of at least two directors. The Committee is to administer and interpret the Plan and has the sole authority to determine who will be eligible and who will be granted stock options and the timing, terms and number of share options to be granted. Members of the Committee are not eligible to receive stock options under the Plan. The Plan provides for the granting of incentive stock options (within the meaning of Section 422(a) of the United States Internal Revenue Code of 1986, as amended) to employees and outside directors who are citizens or residents of the United States. The exercise price of each stock option will be determined by the Committee, but may not be less than the fair value, as determined by the Committee, of the Company's common stock on the date the option is granted. The total number of shares of the Company's common stock that may be purchased pursuant to stock options granted under the Plan shall not exceed in the aggregate 750,000 shares of the common stock. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. The Company will reimburse the Plan for the administrative expenses incurred. From inception of the Plan through December 31, 2002, no options had been granted under the Plan.

25. Foreign Currency Exchange

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of Yuchai or must be arranged with government approval.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

26. Distribution of Profits

The Company's only sources of cash flow are its share of the dividends, if any, paid by Yuchai to the Company and retained net proceeds (and investment interest thereon) from its initial public offering. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to investors it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 20. If available foreign currency to Yuchai is insufficient to pay declared dividends, such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP (see Note 20).

Under the Companies Act of 1981 of Bermuda (as amended), the Company's contributed surplus is available for distribution to shareholders.

27. Derivative Instrument and Hedging Activities

The Company and its subsidiaries do not enter into derivative instruments for any purpose. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

28. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, amounts due from related companies (except for amount due from GYMEC), prepaid expenses, other receivables, PRC government bonds, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company, amounts due to related companies, accrued expense and other liabilities approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the People's Bank of China. Yuchai did not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

notes to consolidated financial statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28. Fair Value of Financial Instruments (Continued)

Amount due from GYMEC is recorded in its net present value based on a discount rate of 5.94%, the rate generally available for discounting similar instruments with banks in the PRC.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

29. Business Credit Concentration

Substantially all of the Company's customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Year ended December 31,			
	2000 Rmb	**2001 Rmb**	**2002 Rmb**	**2002 US$**
Liuzhou Dongfeng Automobile	408,201	420,171	513,789	62,077
Wubei Dongfeng Automobile	180,898	272,469	359,598	43,448
Dongfeng Special Automobile (Note)	55,410	200,937	327,475	39,566

Note: Sales to Dongfeng Special Automobile for the year ended December 31, 2002 was approximately 9.3% of total sales.

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2001 and 2002, approximately 38% and 31% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company's major customers would have a material adverse effect on the Company's results of operations.

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increase. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company's business and prospects by a significant degree.

notice of annual general meeting

China Yuchai International Limited (the "Company")

To the Shareholders

Notice is hereby given that the Annual General Meeting of the Company will be held on Wednesday, July 9, 2003 at 9:30 am at the JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1. To receive and consider the audited financial statements and independent auditors' report for the year ended December 31, 2002.

2. To consider the re-election of the following Directors to hold office until the next annual general meeting of the Company:

   (i) Mr Wrixon Frank Gasteen
   (ii) Mr Gao Jia Lin
   (iii) Mr Kwek Leng Peck
   (iv) Mr Wang Jianming
   (v) Mr Paul Wolansky
   (vi) Mr Wong Hong Ren
   (vii) Mr Gan Khai Choon

3. To authorise the Board of Directors to appoint Directors up to the maximum of 11 or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

4. To re-appoint KPMG as independent auditors of the Company for the year ending December 31, 2003 and authorise the Directors to fix their remuneration.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

By Order of the Board

Wrixon Frank Gasteen
President
June 5, 2003

Notes:

1. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2. Only shareholders of record at the close of business on June 12, 2003 shall be entitled to notice of and to vote at the Annual General Meeting.

3. The Board of Directors does not recommend that Wang Jianming be re-elected as a director, due to continuing control difficulties which the Board has had with respect to Wang Jianming. Wang Jianming's employment as Chief Executive Officer of Guangxi Yuchai Machinery Company Limited will end on July 18, 2003, pursuant to a letter of termination sent to him on May 19, 2003.

CHINA YUCHAI INTERNATIONAL LIMITED
FORM OF PROXY

PLEASE COMPLETE IN BLOCK CAPITALS

I/We ____

of ____

being (a) shareholder(s) of China Yuchai International Limited (the "Company"), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Wednesday, July 9, 2003 at 9:30 am and at any adjournment thereof.

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

Resolutions	For	Against	Abstain
1. To receive and consider the audited financial statements and independent auditors' report.	☐	☐	☐
2. To consider the re-election of the following Directors:			
i. Mr Wrixon Frank Gasteen	☐	☐	☐
ii. Mr Gao Jia Lin	☐	☐	☐
iii. Mr Kwek Leng Peck	☐	☐	☐
iv. Mr Wang Jianming *(the Board does not recommend Mr Wang for re-election)*	☐	☐	☐
v. Mr Paul Wolansky	☐	☐	☐
vi. Mr Wong Hong Ren	☐	☐	☐
vii. Mr Gan Khai Choon	☐	☐	☐
3. To authorise the Board of Directors to appoint Directors to fill any vacancies on the Board.	☐	☐	☐
4. To re-appoint KPMG as independent auditors of the Company.	☐	☐	☐

NOTES

1. You may appoint a proxy of your choice who need not be a shareholder of the Company by inserting the proxy's name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman will be authorised to act as your proxy.
2. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.
4. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign.
5. To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581 not less than 48 hours before the time appointed for the meeting.
6. In the case of joint holders, the signature of the first holder will suffice but the names of all joint holders should be stated.
7. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of shareholders may be passed without the affirmative vote of the Special Share.
8. Only shareholders of record at the close of business on June 12, 2003 shall be entitled to notice of and to vote at the Annual General Meeting.

Total No. of Shares Held: ____________________ Date: ____________

____
Signature(s) of Shareholder(s)/Common Seal

Fold Here

PROXY FORM

Affix
stamp
here

CHINA YUCHAI INTERNATIONAL LIMITED

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

Shareholder reference information

US Transfer Agent and Registrar
Mellon Investor Services
44 Wall Street
6th Floor
New York, NY 10005
United States of America

Investor Relations
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Common Stock
China Yuchai International Limited
Stock is listed in the New York Stock Exchange (NYSE: CYD)

Auditors
KPMG
Prince's Building
8th Floor
10 Chater Road, Central
Hong Kong

Produced by Hong Leong Group Singapore
Group Corporate Affairs Department
www.hongleong.com.sg

Designed & Produced by Xpress Media Pte Ltd • tel: (65) 6880 2838



CHINA YUCHAI INTERNATIONAL LIMITED

EXECUTIVE OFFICE:
China Yuchai International Limited
16 Raffles Quay, #26-00 Hong Leong Building
Singapore 048581

MANUFACTURING LOCATION:
Guangxi Yuchai Machinery Company Limited
168 Tianqiao Road, Yulin, Guangxi, People's Republic of China 537005